ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sonia Bednarowski
Susan Block

Re:	Longview Acquisition Corp. II
Registration Statement on Form S-1
Amendment No. 1 to Registration Statement on Form S-1
Filed January 29, 2021 and February 22, 2021
File No. 333-252594

Ladies and Gentlemen:

On behalf of Longview Acquisition Corp. II (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are publicly filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (including certain exhibits) (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement on Form S-1 made in response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 25, 2021 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comment contained in the Comment Letter is reproduced below in italics and the corresponding response is shown below the comment.  All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	- 2 -	March 1, 2021

Registration Statement on Form S-1

Risk Factors
Risks Related to Our Securities
Our warrant agreement will designate the courts of the State of New York, page 62

1.
We note that the forum selection provision in the warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the warrant agreement filed as Exhibit 4.4 to your registration statement clearly states that the provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 136 and 137 of the Amended Registration Statement and refers the Staff to Section 9.3 of the warrant agreement (Exhibit 4.4), which provides in relevant part: “Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchnage Act or any other claim for which the federal districts cours of the United States of America are the sole and exclusive forum.”

Our amended and restated certificate of incorporation, page 63

2.
We note your disclosure on page 64 that the exclusive forum provision in your amended and restated certificate of incorporation identifies the federal district courts of the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. However, we could find no such provision in your amended and restated certificate of incorporation filed as Exhibit 3.2 to your registration statement. Please revise for consistency, and if your exclusive forum provision does not apply to any actions arising under the Securities Act, please ensure that your amended and restated certificate of incorporation clearly states that the exclusive forum provision does not apply to actions arising under the Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act

Response to Comment 2:

In response to the Staff’s comment, the Company has revised Article XII of Exhibit 3.2.

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Securities and Exchange Commission	- 3 -	March 1, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515.

Very truly yours,

/s/ Paul D. Tropp

Paul D. Tropp

cc:	Mark Horowitz (Longview Acquisition Corp. II)
Christopher Capuzzi (Ropes & Gray LLP)